

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 1, 2017

Loretta P. Mayer, Ph.D.
Chief Executive Officer
SenesTech, Inc.
3140 N. Caden Court, Suite 1
Flagstaff, AZ 86004

      **Re: SenesTech, Inc.
           Draft Registration Statement on Form S-1
           Submitted October 20, 2017
           CIK No. 0001680378**

Dear Dr. Mayer:

      We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

General

1. We note that you have outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2016 and subsequent quarterly reports. Please note that all comments on your Form 10-K and subsequent quarterly reports will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form S-1.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Jared Forsgren
       Perkins Coie LLP